UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 10, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Messrs. David Orlic and Bernard Nolan

Re:       Dean Equity Income Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Orlic and Mr. Nolan:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed September 6, 2022 for the purpose of forming a new series, the Dean Equity Income Fund (the “Fund”). As requested, we are filing our responses with a completed fee table and expense examples (see Exhibit A) at least five business days in advance of the effective date.

(1)	Comment: Disclose in footnotes to the fee table that Acquired Fund Fees and Expenses and Other Expenses are based on estimated amounts.

Response: We have added this disclosure to the footnotes to the fee table. Please see Exhibit A.

(2)	Comment: In the principal investment strategies, please disclose maturity parameters for high grade government bonds.

Response: We have revised the sentence in the investment strategies that references high grade government bonds as follows:

The Fund may also invest in high grade government bonds of varying maturities, typically one to ten years.

(3)	Comment: In fixed income securities risk, duration risk, please disclose the meaning of duration and provide an example.

Response: We have modified the duration risk as follows:

Duration, generally, is a measure of a security’s sensitivity to changes in interest rates and indicates the number of years over which the initial purchase price will be repaid based on its cash flow. Prices of fixed income securities with longer effective durations are more sensitive to interest rate changes than those with shorter effective durations. For example, if rates rise significantly, effective duration may tend to understate the drop in a fixed income security’s price. If interest rates drop significantly, effective duration may tend to overstate the rise in a security’s price. In both scenarios, there is a risk that the value of the security may be overstated, and the risk is greater when the effective duration is longer.

(4)	Comment: In MLP tax risk, please disclose the following:

•	If the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the Fund at ordinary income rates.
•	If an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund which could in turn require shareholders to amend their own federal, state or local tax return.
•	If the Fund invests in equity interests of MLPs, please disclose if that includes general partner interests in the MLP.

Response: We have added the following disclosures to the MLP tax risk:

In addition, if the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the Fund at ordinary income rates. If an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund which could in turn require shareholders to amend their own federal, state or local tax return. The Fund will not invest in MLP general partnership interests.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:            Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP

EXHIBIT A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.50%
Other Expenses[1]	0.51%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	1.01%
Fee Waiver/Expense Reimbursement[3]	(0.31)%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)[3]	0.70%

1 – Other Expenses are based on estimated amounts for the current fiscal year.

2 - Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. AFFE are based on estimated amounts for the current fiscal year

3 - The Fund’s adviser has contractually agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers) do not exceed 0.70% of the Fund’s average daily net assets through July 31, 2024. Each waiver/expense payment by the adviser is subject to recoupment by the adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of recoupment. This expense limitation agreement may not be terminated prior to July 31, 2024, except by the Board of Trustees.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$72	$291